UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO

SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of The Securities Exchange Act of 1934 and Rule 13(e)-3 thereunder)

THE KELLER MANUFACTURING COMPANY, INC.
(Name of the Issuer)

The Keller Manufacturing Company, Inc.
(Name of Person(s) Filing Statement)

common stock, No Par Value
(Title of Class of Securities)

48767A 10 9
(CUSIP Number of Class of Securities)

Keith Williams, President and Chief Executive Officer
The Keller Manufacturing Company, Inc.
701 North Water St.
Corydon, Indiana 47112
(812) 738-2222
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:
Harry L. Gonso, Ice Miller
One American Square, Box 82001
Indianapolis, Indiana 46282-0002
(317) 236-2325

This statement is filed in connection with (check the appropriate box):

(a)	[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	[ ] The filing of a registration statement under the Securities Act of 1933.

(c)	[ ] A tender offer.

(d)	[ X ] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  [    ]

Check the following box if the filing is a final amendment reporting the results of the transaction:   [  X  ].

CALCULATION OF FILING FEE

Transaction valuation*    $700,780         Amount of Filing Fee**    $140.16

*	The transaction valuation was determined by multiplying $4.00 per share, the proposed per share cash purchase price for shares that will be eliminated by the reverse stock split, by 175,195 shares that the Company estimates will be eliminated by the reverse stock split.

**	Determined pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended by multiplying $700,780 by 1/50 of 1%.

Amount Previously Paid:    $140.16

Form or Registration No.:    5-58709

Date Filed:    March 2, 2004

[ X ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $140.16

Form or Registration No.:    5-58709

Date Filed:    March 2, 2004

INTRODUCTION

        This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by The Keller Manufacturing Company, Inc., an Indiana corporation (the “Company”), in connection with amendments to the Company’s articles of incorporation that provided for a reverse 1-for-500 stock split followed immediately by a forward 500-for-1 stock split.

        The Schedule 13E-3 was initially filed with the Securities and Exchange Commission on December 24, 2003. Amendments No. 1, 2, 3 and 4 were filed with the Securities and Exchange Commission on January 21, 2004, February 18, 2004, February 20, 2004 and March 2, 2004, respectively. This Amendment No. 5 to the Schedule 13E-3 is being filed to report the results of the transaction.

        On March 29, 2004, the Company filed the articles of amendment to the Company’s articles of incorporation with the Secretary of State of Indiana. The reverse stock split became effective as of 5:00 p.m., e.s.t. (Indiana), on March 29, 2004 and the forward stock split became effective as of 5:02 p.m., e.s.t. (Indiana) on that same date.

        On March 29, 2004, the Company filed a certification on Form 15, pursuant to Rules 12g-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to provide notice of termination of registration of the Company’s common stock and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Keith A. Williams Keith A. Williams President and Chief Executive Officer Date: March 30, 2004